UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : April 28, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiary

Tokyo, April 28, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) hereby announce that their respective Boards of Directors today resolved to authorize the redemption in full of preferred securities issued by an overseas subsidiary of BTMU (“Non-dilutive Preferred Securities”) as stated below.

1.	Summary of Non-dilutive Preferred Securities to be Redeemed

Issuer	Tokai Preferred Capital Company L.L.C.

Type of Issued Securities

Noncumulative preferred securities (the “Preferred Securities”)

The holders of the Preferred Securities are entitled to liquidating distributions substantially pari passu with those of the preferred shares issued by BTMU, ranking most senior in priority of payment as to liquidation distributions.

Maturity

Perpetual

Provided, however, that on and after the Dividend Payment Date in June 2008, the Preferred Securities may be redeemed at the option of the Issuer, in whole or in part, on any Dividend Payment Date.

Dividends	On a noncumulative basis at a fixed rate Provided, however, that with respect to each dividend period after June 2008, dividends will be payable on a noncumulative basis at a stepped-up floating rate.

Aggregate Issue Amount	$1,000,000,000 ($1,000 per security)

Closing Date	March 26, 1998

Redemption Amount	$1,000,000,000

Redemption Price	$1,000 per security

2.	Scheduled Redemption Date

June 30, 2008

*    *    *

Contact:
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	Tel: 81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	Tel: 81-3-3240-2950